UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Blox, Inc.

(Name of Issuer)

Common Stock, $ 0.00001 Par Value

(Title of Class of Securities)

095226 10 6

(CUSIP Number)

Clark Wilson LLP  900-885 West Georgia Street  Vancouver,  BC, CAN  V6C 3H1  Phone : 604-687-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Waratah Investments Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ghana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,860,428(1)

	8	SHARED VOTING POWER
Nil

	9	SOLE DISPOSITIVE POWER
105,860,428(1)

	10	SHARED DISPOSITIVE POWER
Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,860,428 shares of common stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.5(2)(3)%

14	TYPE OF REPORTING PERSON
CO

(1) Consists of 52,390,214 common shares and 52,390,214 share purchase warrants, each warrant of which is exercisable into one common share at the exercise price of $0.05 per share for a period of five years from the closing of the Amalgamation Agreement (as defined herein).
(2) Based on 101,572,464 shares of common stock issued and outstanding as of February 27, 2014 and assuming the exercise of 52,390,214 warrants.
(3) Shares of common stock subject to Waratah’s warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership by Waratah.

Item 1.	Security and Issuer

This Statement relates to shares of common stock with $0.00001 par value of Blox, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at Suite 600 - 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P6.

Item 2.	Identity and Background

(a)	Waratah Investments Limited

(b)	15 Odum Street, North Dzorwulu, Accra, Ghana

(c)	n/a

(d)	During the last five years, Waratah Investments Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
During the last five years, Waratah Investments Limited was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Waratah Investments Limited operates out of Ghana.

Item 3.	Source and Amount of Funds or Other Consideration

On June 19, 2013, the Issuer entered into an Amalgamation Agreement as amended on February 3, 2014 (the “Amalgamation Agreement”) with Ourco Capital Ltd. (“Ourco”), the Issuer’s wholly-owned subsidiary, International Eco Endeavors Corp. (“Eco”), Kenderesh Endeavors Corp., and Kenderes Biogaz Termelo Korlatolt Fele Lossegu Tarsasag. The Issuer closed the Amalgamation Agreement and completed the amalgamation of Ourco and Eco Endeavors under the name “Blox Energy Inc.” (“Amalco”), thereby acquiring all of the issued and outstanding shares of Amalco on February 27, 2014. Amalco is a private company incorporated pursuant to the Business Corporations Act (British Columbia) and is a renewable energy company that indirectly owns an operating biogas plant in Hungary and is further engaged in the development of renewable energy projects and intends to expand into the provision of renewable energy services.
Pursuant to the terms of the Amalgamation Agreement, all of the issued and outstanding common shares of Eco were cancelled, and the former shareholders of Eco received in exchange 60,000,000 units of our company on a pro rata basis. Waratah received 52,930,214 units (each, a “Unit”) of the Issuer. Each Unit consists of one common share and one share purchase warrant, each warrant exercisable into an additional common share of our company at an exercise price of $0.05 per share for a period of five years from the closing date

Item 4.	Purpose of Transaction

Waratah acquired the securities of the Issuer under the Amalgamation Agreement but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer beneficially owned by Waratah Investments Limited is 101,572,464(1) shares, or 68.5%(2) of the Issuer, based on 101,572,464 shares of common stock outstanding as of the date of this statement, and assuming the exercise of Waratah’s Warrants.

(b)
Waratah Investments Limited has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 101,572,464 shares of common stock of the Issuer, assuming the exercise of Waratah’s Warrants.

(c)	Other than as described in Item 3 above, Waratah has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

10.1 Amalgamation Agreement (Incorporated by reference to the annual report on Form 10-K, as filed by the Issuer with the Securities and Exchange Commission on September 17, 2013).
10.2 Amalgamation Amending Agreement (Incorporated by reference to the current report on Form 8-K, as filed by the Issuer with the Securities and Exchange Commission on February 24, 2014.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Waratah Investments Limited

April 15, 2014	By:	/s/ /s/Nicholas Taylor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)